FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 23, 2005

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36 1 458 0437
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0)207 282 2924

MATÁV’S BOARD OF DIRECTORS ANNOUNCES PROPOSED DIVIDEND FOR 2004 EARNINGS

BUDAPEST – March 22, 2005 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the Hungarian Telecommunications Company, today announced that the Board of Directors has reviewed the 2004 annual reports of Matáv Ltd. and Matáv Group, prepared in accordance with Hungarian Accounting Rules (HAR), and proposes them for approval to the Annual General Meeting.

Matáv, in line with its growth strategy, is executing the acquisition of the majority stake of Telekom Montenegro (Telekom Crne Gore AD). At the same time, it is aiming to keep within the net debt ratio range as set out in its dividend policy (net debt to net debt plus equity plus minority interest to be in the range of 30-40%) and thus is targeting the same dividend level paid last year. As a result of this, and taking into account the Group’s current level of profitability and financial position, Matáv’s Board of Directors proposes to Shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2004.

Matáv reiterates that, in line with its strategy, its priority is to execute value-enhancing acquisitions. The company is continuously monitoring the regional opportunities, which meet the criteria described in its strategy. The level of subsequent dividends will be dependent on the acquisition opportunities that may arise, on the future financial position of the Group and on general market conditions.

Matáv will hold its Annual General Meeting on April 27th, 2005.

This investor release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: March 23, 2005